Exhibit 4 (f)

Mining Lease and Option to Purchase Agreement

This Mining Lease and Option to Purchase Agreement (“Agreement”) is made and entered into by and between the Wendt Family Trust, “Owner” and Max Resource, Inc. organized under the laws of the State of Nevada (“Lessee”).

Recitals

A.

OWNER owns the FMC 31-39, 40-49, 69-75, and 57-68, inclusive, unpatented lode mining claims in section 35, T. 26 N., R. 54 E., and sections 1,2,10, and 11 in T. 25 N., R. 54 E. Eureka County, Nevada.  These claims are described in greater detail in Exhibit A attached to, and by this reference incorporated into this Agreement and are sometimes referred to in this Agreement as the “Property”.

B.

Owner desires to lease the Property to Lessee and to grant to Lessee the option to purchase the Property on the terms and conditions of this Agreement.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.

Definitions.  The following defined terms, wherever used in this Agreement, shall have the meaning described below:

1.1

“Area of Interest” means any federally owned mineral rights located within one (1) mile from the exterior boundaries of the Property.

1.2

“Closing Date” means the date on which Lessee’s purchase of the Property is closed in accordance with Section 5.

1.3

“Effective Date” means the date of this Agreement.

1.4

“Governmental Regulations” means all directives, laws, orders, ordinances, regulations and statutes of any Federal, state or local agency, court or office.

1.5

“Interest Rate” means twelve percent (12%) per annum.

1.6

“Lease Year” means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

1.7

“Lessee” means Max Resource, Inc., a Nevada Corporation, and its successors and assigns.

1.8

“Minerals” means all minerals and mineral materials, including gold, silver, plati-num, and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

1.9

“Minimum Payments” means the minimum payments payable by Lessee in accordance with Section 4.1.

1.10

 “Net Smelter Returns” means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit 1 attached to the conveyance to be executed and delivered by Owner in accordance with Section 5.5.

1.11

“Owner” means the Wendt Family Trust and their successors and assigns.

1.12

“Option” means the Option granted by Owner to Lessee to purchase the Property.

1.13

“Property” means the unpatented mining claims situated in Eureka County, Nevada, more particularly described in Exhibit A.

1.14

“Purchase Price” means the purchase price for the Property described in Section 5.

1.15

“Royalty” means the production royalty payable by Lessee to Owner in accordance with Section 4.2.

2.

Lease and Grant of Rights.  Owner leases the Property to Lessee and grants Lessee the rights and privileges described in this Section.

2.1

Lease.  Owner leases the Property to Lessee for the purpose of exploration for Minerals, provided, however, that Lessee shall have no right to construct, develop or operate a mine on the Property without first having exercised and closed the Option.

2.2

Water Rights.  Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property.  If Lessee acquires or files any application for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Owner and Lessee.  On termination of this Agreement, except on Lessee’s exercise and closing of the Option, Lessee shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired by Lessee during the term of this Agreement.  If Lessee exercises and closes the Option, Owner shall assign and convey to Lessee all permits and water rights appurtenant to the Property.

3.

Term.  The initial term of this Agreement shall commence on the Effective Date and shall expire ten (10) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended.  Owner grants to Lessee and Lessee shall have the option and right to extend the term of this Agreement for ten (10) additional extension terms of one (1) year each on the express condition that Lessee has conducted exploration activities on the Property during the 12 months prior to end of the proposed extension term and Lessee is current in its performance of all of its obligations under this Agreement, including, expressly, Lessee’s payment obligations.  If Lessee elects to extend the term of this Agreement, Lessee shall notify Owner not less than thirty (30) days before expiration of the term immediately proceeding the proposed extension term.

4.

Payments.

Lessee shall make the following payments to Owner:

4.1

Rental Payments.  On the dates described below, Lessee shall pay to Owner the sums described below:

Date

Payment Amount

Upon execution of this Agreement

$25,000

First anniversary of Effective Date

$ 35,000

Second anniversary of Effective Date

$ 45,000

Each anniversary thereafter

$ 50,000

These rental payments shall not be credited against the Royalty or the Purchase Price.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.

4.2

Minimum Advance Net Smelter Royalty Payments.    On the first and all subsequent anniversaries of the exercise of the Option, until sustained commercial production begins, a minimum advance royalty payment of $50,000 shall be paid to Owner.  Minimum advance royalty payments shall be creditable against Lessee’s Royalty payment obligations.

4.3

Production Royalty.   Lessee shall pay to Owner a production royalty equal to three percent (3%) of the Net Smelter Returns from the production or sale of Minerals from the Property. Lessee shall calculate and pay the Royalty in accordance with Exhibit 1 attached to the conveyance to be executed and delivered by Owner in accordance with section 5.5. Lessee shall pay the Royalty within one month after the last day of each month during which Lessee sells or ships any Minerals, materials or ores.  Lessee shall have the option to purchase a portion of the Royalty representing a one percent (1.0%) Net Smelter Return Royalty for the sum of $1.0 million dollars in accordance with the terms of the conveyance to be executed and delivered in accordance with Section 5.5.  Lessee may exercise its option to purchase such part of the Royalty at any time during the term of this Agreement or during the time prescribed in the conveyance.

4.4

Method of Payment.  All payments by Lessee to Owner shall be paid by check delivered to Owner at its address for notice purposes or by wire transfer to an account designated by Owner.

4.5

Late Charge and Interest.  If Lessee does not timely pay any Rental Payment or any other amount payable by Lessee under this Agreement within thirty (30) days after the date on which such payment is due, Lessee shall pay to Owner a late charge equal to ten percent (10%) of such overdue amount.  Owner’s acceptance of the late charge payment shall not constitute a waiver of Lessee’s default regarding such overdue amount, nor prevent Owner from exercising any of Owner’s other rights and remedies granted under this Agreement.  If any Rental Payment or other amount payable by Lessee remains delinquent for a period in excess of thirty (30) days, Lessee shall pay to Owner, in addition to the late charge, interest from and after the due date at the Interest Rate.  Lessee’s payment of such interest shall not excuse or cure any default by Lessee.

5.

Option.  Owner grants to Lessee the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to Lessee’s obligations under the conveyance executed and delivered by Owner on the closing of the Option.  The Purchase Price for the Property shall be Three Hundred Thousand Dollars ($300,000.00).  The Rental Payments paid by Lessee to Owner shall not be credited against the Purchase Price.  Lessee’s payment of the Purchase Price shall not be credited against the Royalty.

5.1

Notice of Election.  If Lessee elects to exercise the Option, Lessee shall deliver written notice to Owner.  On Owner’s receipt of Lessee’s notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner’s delivery of the notice.

5.2

Real Property Transfer Taxes.  Lessee shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option.

5.3

Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month.

5.4

Payment on Closing. On closing of the Option, Lessee shall pay the balance of the Purchase Price to Owner, in cash or by wire transfer to an account designated by Owner.

5.5

Conveyance on Closing. If Lessee exercises and closes the Option, Owner shall execute and deliver to Lessee a conveyance of the Property, which contains the reservation of the Royalty, in the form of Exhibit B attached to and by this reference incorporated in this Agreement. The execution, delivery and recording of the conveyance shall not constitute a merger of Lessee’s obligations under this Agreement, which shall survive the closing of the Option. Owner and Lessee shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

5.6

Effect of Closing. On closing of the Option, Lessee shall own the Property, subject to the Royalty reserved by Owner and Lessee’s obligations stated in the conveyance of the Property.

6.

Lessee’s Compliance with the Law. Lessee shall, at Lessee’s sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Lessee, including but not limited to all exploration and development work performed by Lessee during the term of this Agreement. Lessee shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Lessee shall defend, indemnify and hold harmless Owner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Lessee’s failure to comply with any applicable Governmental Regulations. Owner agrees to cooperate with Lessee in Lessee’s application for governmental licenses, permits, and approvals, the costs of which shall be borne by Lessee. Promptly following the Effective Date, Lessee shall apply and diligently prosecute its application for a special use permit for mining operations on the Property.

6.1

Owner’s Compliance.   Owner shall defend, indemnify and hold harmless Lessee from any and all actions assessments, claims, costs, fines, liability and penalties arising from or relating to Owner’s failure to comply with any applicable Governmental regulations prior to the Effective Date of this Agreement.

7.

Lessee’s Work Practices and Reporting

7.1

Work Practices.   Lessee shall work the Property in a miner-like fashion.

7.2.

Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data regarding the Property in Lessee’s possession during reasonable business hours and upon prior notice, provided, however, that the rights of the Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Lessee.

7.3

Reports.  On December 1 of each year during the term of this Agreement, Lessee shall deliver to Owner a comprehensive report in digital and paper format of all activities conducted on the Property for the previous year.

8.

Scope of Agreement. This Agreement shall extend to and include the unpatented mining claims described in Exhibit A of this Agreement and in the exhibits which are part of this Agree-mint, and all other interests, mining claims and property rights made part of and subject to this Agreement in accordance with this Section. All unpatented mining claims located by Owner or Lessee which are partially or wholly in the Area of Interest shall be located in Owner’s name and shall be part of and subject to this Agreement. On location by a party of any mining claims in the Area of Interest, the locating party shall promptly notify the other party. The parties shall execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly located unpatented mining claims are part of the Property and are subject to this Agreement. The amendment made may be recorded by either party.

9.

Liens and Notices of Non-Responsibility. Lessee agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Lessee, and to pay, and defend, indemnify and hold harm-less Owner from and against, all indebtedness and liabilities incurred by or for Lessee which may or might become a lien, charge or encumbrance; except that Lessee need not discharge or release any such lien, charge or encumbrance so long as Lessee disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Owner. Subject to Lessee’s right to post a bond in accordance with the foregoing, if Lessee does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Owner shall have, in addition to Owner’s contractual and legal remedies, the right, but not obligation to cause the lien to be released by such manner as Owner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Owner for and all expenses incurred by it in connection with such purpose, including court costs and attorney fees, shall be paid by Lessee to Owner on demand within 10 days with interest accruing thereafter at the Interest Rate. Notwithstanding the provisions of this Section, Lessee shall have the right to grant a lien and security interest in the Property for the purpose of obtaining financing for the development of a mine on the Property.

10.

Taxes.

10.1

Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before the execution of this Agreement. Lessee shall pay promptly before delin-quency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between the Owner and Lessee, except that neither the Owner nor Lessee shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party.

10.2

Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party’s personal property, improvements or structures placed or used on the Property.

10.3

Income Taxes. Owner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Lessee, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the Closing of the Option.

10.4

Delivery of Tax Notices. If Owner receives tax bills or claims which are Lessee’s responsibility, Owner shall promptly forward them to Lessee for payment.

11.

Insurance and Indemnity.

11.1

Lessee’s Liability Insurance.  Lessee or any third party contractor engaged by Lessee to undertake operations on the Property, shall, at Lessee’s or the contractor’s sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000) per occurrence for injuries to or death of person, One Million Dollars ($1,000,000) per occurrence for property damage, and with contractual liability endorsement insuring Lessee’s performance of Lessee’s indemnity obligations of this Agreement. Lessee will ensure that Owner is named as an insured as required under any such policy affecting operations associated with this agreement on the Property.

11.2

Form and Certificates.  The policy of insurance required to be carried by Lessee or its contractors pursuant to this Section shall be with a company approved by Owner and shall have a Best’s Insurance rating of at least A-VII. Such policy shall name Owner as an additional insured and contain a cross-liability and sever ability endorsement. Lessee’s insurance policy shall also be primary insurance without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of Lessee’s insurance policy shall be provided to Owner before any entry by Lessee or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner.

11.3

Waiver of Subrogation.  Lessee and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Lessee and in force at the time of such loss or damage.

11.4

Waiver and Indemnification.  Owner shall not be liable to Lessee and Lessee waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Lessee’s business conducted on the Property. Lessee shall defend, indemnify and hold harmless Owner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Lessee or Lessee’s agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Lessee in the performance of any obligation on the part of Lessee to be performed under the terms of this Agreement (all of the foregoing collectively referred to hereinafter as General Indemnity Claims). Lessee agrees to defend all General Indemnity Claims on behalf of Owner, with counsel reasonably acceptable to Owner. The obligations of Lessee contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

11.5

Waiver and Indemnification.  Lessee shall not be liable to Owner and Owner waives all claims against Lessee for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Owner’s business conducted on the Property prior to this Agreement. Owner shall defend, indemnify and hold harmless Lessee and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Owner or Owner’s agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Owner in the performance of any obligation on the part of Owner performed prior to this Agreement (all of the foregoing collectively referred to hereinafter as General Indemnity Claims). Owner agrees to defend all General Indemnity Claims on behalf of Lessee, with counsel reasonably acceptable to Owner. The obligations of Owner contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

12.

Environmental.

12.1

 Definitions.  Hazardous Materials means any material, waste, chemical, mixture or byproduct which:  (a) is or is subsequently defined, listed or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any Federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable Federal, state, or local governmental law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of  Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

12.2

Lessee Hazardous Material Activities.  Lessee shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Lessee’s use of the Property (collectively “Lessee Hazardous Materials Activities”) to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Lessee Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Lessee’s employees, partners, agents, invitees, contractors and their subcontractors. Lessee shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Lessee shall cause all Lessee Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Lessee shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities, and Lessee shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Lessee to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Lessee shall be solely responsible, at Lessee expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All Lessee Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. Lessee shall cause all Hazardous Materials present at the Property in connection with Lessee Hazardous Materials Activities to be safely and securely stored, using double containment. Lessee agrees that neither its use of the Property nor Lessee Hazardous Materials Activities shall result in contamination of the environment.

12.3.

Spills of Hazardous Materials.  Lessee shall promptly notify Owner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Lessee Hazardous Materials Activities or Lessee’s use of the Property, including but not limited to any contamination of the environment (collectively “Lessee Contamination”). Lessee further shall promptly notify Owner of any claims of which Lessee becomes aware regarding any actual or alleged Lessee Contamination. Lessee shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Lessee Contamination, in full conformance to Applicable Environmental Laws (collectively the “Lessee Environmental Response Work”). All Lessee Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Lessee shall diligently attempt to attain written concurrence each such regulatory entity that all Lessee Environmental Response Work has been satisfactorily performed and completed. Lessee at its expense shall keep Owner timely informed of Lessee’s progress in responding to any Lessee Contamination, including but not limited to providing Owner with copies, at Lessee’s expense, of all reports, work plans, and communications with governmental entities.

12.4

Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and not withstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Lessee shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Lessee’s use of the Property or in connection with Lessee Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities. As part of the closure and removal activities described in the preceding sentence, Lessee shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Lessee Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to Owner, and such consultant shall promptly issue a written report which describes the consultant’s data, findings and conclusions, a copy of which shall be provided to Owner at Lessee’s expense. If any Lessee Contamination is discovered, Lessee shall immediately initiate Lessee Environmental Response Work as prescribed in this Agreement.

12.5

Environmental Indemnity.  Lessee shall promptly reimburse, defend, indemnify (with legal counsel acceptable to Owner, whose consent shall not unreasonably be withheld) and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs, (including but not limited to reasonable attorney’s fees, consultant‘s fees, and other expert’s fees and costs), and damages which arise from or relate to: (a) Lessee Hazardous Materials Activities; (b) Lessee Contamination; ( c ) any non- compliance with Applicable Environmental Laws in connection with Lessee’s use of the Property; or (d) a breech of any obligation of Lessee under this Section.

12.6

Environmental Indemnity.  Owner shall promptly reimburse, defend, indemnify  and hold harmless Lessee, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs, (including but not limited to reasonable attorney’s fees, consultant‘s fees, and other expert’s fees and costs), and damages which arise from or relate to: (a) Owner Hazardous Materials Activities; (b) Owner Contamination; ( c ) any non- compliance with Applicable Environmental Laws in connection with Owner’s use of the Property prior to the execution of this Agreement.

12.7

Survival. The provisions of this Section shall survive expiration or termination of this Agreement.

13.

Work Obligations and Conversion of Claims.

13.1

Work Obligations.

13.1.1

Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1 of the year prior to the Effective Date, to September 1 of the year of the Effective Date, and for each following annual assessment work year thereafter, Lessee shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable Federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate Federal, state and  local office as required by applicable Federal, state and local laws, regulations and ordinances. If Lessee elects to terminate this Agreement more than three (3) months before the deadline for performance of annual assessment work for the following annual assessment year, Lessee shall have no obligation to neither perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. Lessee’s obligation, if any, to perform the annual assessment work for the assessment work period September 1, 2005 to September 1, 2006, is an unconditional obligation of Lessee which shall survive termination of this Agreement.

13.1.2

Federal Mining Claim Maintenance Fees. If under applicable Federal laws and regulations Federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1 of the year prior to the Effective Date, to September 1 of the year of the Effective Date, Lessee shall timely and properly pay  to Owner the Federal annual mining claim maintenance fees and County recording fees,  and Owner  shall execute and record or file, as applicable proof of payment of the Federal annual mining claim maintenance fees and of Owner’s intention to hold the unpatented mining claims which constitute the Property. If Lessee elects to terminate this Agreement more than three (3) months before the deadline for payment of the Federal annual mining claim maintenance fees for the following annual assessment year, Lessee shall have no obligation to pay the Federal annual mining claim maintenance fees for the Property for the following assessment year. Lessee’s obligation for payment of Federal annual mining claim maintenance fees to Owner for the assessment work period September 1 of the year prior to the Effective Date, to September 1 of the year of the Effective Date, is an unconditional obligation of Lessee which shall survive termination of this Agreement.

13.2

Amendment of Mining Laws.  The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner’s interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner’s title in the Property, and Lessee shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner’s interest in and to the Property, except as expressly provided in this Agreement.

13.3

If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interests in the unpatented mining claims compromising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14.

Relationship of the Parties.

14.1

No Partnership.  This Agreement shall not be deemed to constitute any party in its capacity as such, the partner, agent, or legal representative of any other party, or to create any joint venture, partnership, or mining partnership between the parties.

14.2

Competition.  Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right to it outside the scope of this Agreement.

15.

Inspection.  Owner or Owner's duty authorized representatives shall be permitted to enter on the Property and Lessee's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Lessee's operations.

16.

Title.  OWNER represents and warrants that: (a) the unpatented mining claims which are part of the Property were properly located in accordance with applicable Federal and state laws and regulations; (b) the unpatented mining claims which are part of the Property are in good standing; (c) subject to the paramount title of the United States, Owner has the good right and full power to lease and to convey the unpatented mining claims which are part of the Property and the fee lands which are part of the Property described in this Agreement; and (d) the Property is free and clear of all liens, claims, and encumbrances and Owner has good and marketable title to the Property. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property. Owner's representations and warranties concerning title shall survive termination of this Agreement and the conveyance from Owner to Lessee on exercise and closing of the Option.

17.

Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

17.1

Compliance with Laws. That is has complied with all applicable laws and regulations of any governmental body, Federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

17.2

No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its liability to perform the terms of this Agreement.

17.3

Costs.  That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

17.4

Brokers.  That it has had no dealings with any agent, broker, or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent's, broker's or finder's fee is due in connection with this Agreement.

18.

Termination by Owner.  Any failure by Lessee to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be default. Owner may give Lessee written notice of a default. If default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Lessee has not within that time commenced action to cure the same or does not after such commence-mint diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to Lessee of Owner’s termination of this Agreement. In case of Lessee’s failure to pay the Rental Payments, Owner shall be entitled to give Lessee written notice of the default, and if such default is not remedied within fifteen (15) days after receipt of the notice, then Owner may terminate this Agreement by delivering notice to Lessee of Owner’s termination of this Agreement. On termination of this Agreement based on Lessee’s default, within ten (10) days Lessee shall execute to Owner a release of this Agreement in form acceptable for recording.

19.

Termination by Lessee.  Lessee may terminate this Agreement at any time by giving written thirty (30) days advance notice to Owner. If Lessee terminates this Agreement, Lessee shall perform all obligations and pay all payments which accrue or become due before the termination date. On Lessee’s termination of this Agreement, within ten (10) days Lessee shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20.

Surrender of Property.  On expiration or termination of this Agreement, Lessee shall surrender the Property promptly to Owner and at Lessee’s sole cost shall remove from the Property all of Lessee’s equipment, buildings, and structures. Lessee shall reclaim the Property in accordance with all applicable Governmental Regulations. Lessee shall diligently perform reclamation and restoration of the Property such that Lessee’s reclamation and restoration shall be completed before expiration or termination of this Agreement and not later than the date required under any Governmental Regulations.

21.

Data. Within thirty (30) days following termination of this Agreement, Lessee shall deliver to Owner both paper and digital copies of all data regarding the Property in Lessee’s possession at the time of termination which before termination have not been furnished to Owner and, at Owner’s request, Lessee shall deliver to Owner all drilling core samples and sample splits taken from the Property.

22.

Confidentiality. The data and information, including the terms of this Agreement, coming into Lessee’s possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Lessee agrees to inform Owner of the content of the announcement or disclosure in sufficient time to permit Owner to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

23.

Assignment.

23.1

Lessee’s Assignment.  Lessee shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a “Transfer”) all or any part of its interest in this Agreement or the Property, without, in each case, Owner’s prior written consent, and such consent shall not be unreasonably withheld.  The transfer by the parties who as of the Effective Date hold or own a controlling interest in Lessee, whether in a single transaction or in a series of transactions, shall constitute an assignment for purposes of this Section.  Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

23.2

Owner’s Assignment.  Owner shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property except as outlined in paragraph 23.3 below. No change in ownership of Owner’s interest in the Property shall affect Lessee’s obligations under this Agreement unless and until Owner delivers and Lessee receives copies of the documents which demonstrate the change in ownership of Owner’s interest. Until Lessee receives Owner’s notice and the documents required to be delivered under this Section, Lessee may continue to make all payments under this Agreement as if the transfer of Owner’s ownership interest had not occurred. No division of Owner’s ownership as to all or any part of the Property shall enlarge Lessee’s obligation or diminish Lessee’s rights under this Agreement.

23.3   Right of First Refusal. If Owner from time to time ,receives any offer ( the “Offer”)  from an arms length  third party ( the “Third Party”) to purchase any part  of Owner’s  interest ( the “Interest”) under this agreement, including its royalty interest , Owner agrees to notify Lessee of such offer in writing and provide Lessee notice of the terms of  such Offer in writing, ( the “Notice”)  with in 10 days of receipt of such Offer. Owner further agrees to grant Lessee the right of first refusal for a 30 day period following Lessee’s receipt of the Notice, to acquire  the Interest on the same terms as the Offer. I f Lessee does not agree in writing to acquire such Interest on such terms within the   30 day period the right of first refusal will expire and the Owner will be free to dispose of such Interest to the Third Party on the same terms as the Offer.  Should Owner not conclude an agreement to dispose of the Interest the terms of this paragraph will survive from time to time if any new Offers are received by Owner.

24.

Memorandum Agreement.  The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

25.

This agreement is subject to approval by Lessee’s board of directors and any regulatory authority having jurisdiction over this transaction.

26.        Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee’s local time shall be deemed delivered the next day.

If to Owner:

The Wendt Family Trust

5004 E. Alburquerque Rd.

Reno, Nevada 89511

If to Lessee:

Max Resource, Inc.

14th Floor, Commerce Place

Box 41, 400 Burrard Street

Vancouver, British Columbia

 Canada V6C 3G2

Fax: 604 643 1789

26.

Binding Effect of Obligations.  This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

27.

Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

28.

Governing Law and Forum Selection.  This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

29.

Multiple Counterparts. This Agreement may be executed in any number of counter-parts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

30.

Severability.  If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the valid-it of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term, or provision held to be invalid.

31.

Time of Essence. Time is of the essence in the performance of the parties’ obligations under this Agreement. The parties have executed this Agreement effective as of the Effective Date.

By /s/ Clarence Wendt

Wendt Family Trust

____________________________________

Max Resource, Inc., the Lessee

By /s/ Stuart Rogers

STATE OF NEVADA,

)

Notary Public

STATE OF NEVADA,

)

ss.

COUNTY OF ____________)

This mining Lease and Option to Purchase Agreement was acknowledged before me on

______________________, 20____, by the Wendt Family Trust

______________________________

Notary Public

This Mining Lease and Option to Purchase Agreement was acknowledged before me on _______________________, 20_____, by ____________________________________

 as President of  Max Resource, Inc.

_____________________________

Notary Public

EXHIBIT A    Property Description

FMC 31-39, 40-49, 69-75, and 57-68, inclusive, unpatented lode mining claims in section 35, T. 26 N., R. 54 E., and sections 1,2,10, and 11 in T. 25 N., R. 54 E. Eureka County, Nevada

Nevada Mining Claim BLM Numbers  NMC 887137-887155, and

NMC 887156-887174 inclusive.